SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                              SEC File No.: 0-23723

                           NOTIFICATION OF LATE FILING

                                   (Check One)
            |X| Form 10-KSB |_| Form 11-K |_| Form 20-F |_| Form 10-Q

                                 |_| Form N-SAR

                     For the Period Ended: December 31, 2001

     Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates: _______________________

                         PART I. REGISTRANT INFORMATION

              Full Name of Registrant:            Ambient Corporation

              Address of Principal Executive
              office (Street and Number):         1033 Beacon Street

              City, State and Zip Code:           Brookline, Massachusetts 02446

                        PART II. RULE 12b-25 (b) AND (c)

      If the subject report could not be filed in reasonable detail without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

|X| (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense:

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date: the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

      The Registrant is unable to file its annual report on Form 10-K for the year ended on December 31, 2001 (the "Annual Report") by the prescribed date of March 31, 2002 without unreasonable effort or expense due to unforeseen circumstances encountered in closing and consolidating with its subsidiaries the Registrant's books and records for the year ended December 31, 2001. The registrant intends to file the Annual Report on or prior to April 15, 2002.

                           PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

        John J. Joyce                 617                     735-9395
        (Name)                      (Area Code)               (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Registrant's Form 10-KSB for the year ended December 31, 2001 will report a net loss of approximately $10 million for the year ended December 31, 2001, as compared to a net loss of $42.6 million for the year ended December 31, 2000.

                               Ambient Corporation
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 1, 2002                 By: /s/ John Joyce
                                        ------------------------------
                                        Chief Executive Officer and Director

                                    Attention
 Intentional misstatements or omissions of fact constitute criminal violations
                              (See 18 U.S.C. 1001)